WRITER'S DIRECT DIAL NUMBER 212-373-3026 WRITER'S DIRECT FACSIMILE 212-492-0026 WRITER'S DIRECT E-MAIL ADDRESS jdubin@paulweiss.com

June 18, 2012

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Emmis Communications Corporation
Revised Preliminary Proxy Statement, Filed June 5, 2012
File No. 000-23264
_____________________________________

Dear Mr. Spirgel:

On behalf of our client, Emmis Communications Corporation, we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Jeffrey H. Smulyan, Chief Executive Officer of Emmis Communications Corporation (“Emmis” or the “Company”) dated June 15, 2012 (the “Comment Letter”) regarding the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (“Amendment No. 3”).  The Company submits in electronic form for filing the accompanying Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A with the Commission (“Amendment No. 4”).

Amendment No. 4 reflects the responses to comments received from the Staff with respect to Amendment No. 3 in the Comment Letter.  For your convenience, we have set forth below the Staff’s comments in bold typeface followed by our response thereto.  Unless otherwise indicated, caption references and page numbers refer to the captions and pages contained in Amendment No. 4.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 4.

Questions and Answers About the Special Meeting, page 1

Q: Has the board of directors made any recommendation with respect to the Proxy Solicitation?, page 2

1.
You disclose on page 13 that the amount due at maturity in February 2015 on the $35 million principal amount of Notes you issued in November 2011 at 22.95% interest will be approximately $65 million. You also disclose that there are prohibitions under the Notes on any dividend payments on Emmis’ capital stock, restriction on the ability of Emmis to incur additional indebtedness and restrictions on repayment of the Notes prior to the final maturity date. In your disclosure throughout the proxy statement about the board’s reasons for amending the terms of the Preferred Stock, you discuss the board’s belief that the proposed amendments will improve the company’s capitalization, balance sheet, value of the common stock, leverage ratio and rating score by ratings agencies. Please also discuss the impact on these stated benefits of the Notes, the proceeds of which you used to advance the board’s goal of approving the proposed amendments to the Preferred Stock.

The Company respectfully submits to the Staff that it does not believe the Proposed Amendments will have a direct impact on the Notes issued under the Note Purchase Agreement.  As previously stated, the Company believes that the Proposed Amendments will provide it with greater flexibility in improving its balance sheet, and so this benefit will increase the Company’s ability to repay or refinance all of its outstanding debt, including the Notes.  The Company has added disclosure to page 13 of Amendment No. 4 stating that in authorizing the Note Purchase Agreement, its board of directors determined that the issuance of the Notes, the proceeds of which were used to purchase Preferred Stock or rights with respect thereto, at a substantial discount to the liquidation preference of the Preferred Stock plus accumulated but undeclared dividends, represented a very attractive return to the Company that would be expected to enhance the value of the Common Stock.

Proposals I – IV: Approval of the Proposed Amendments, page 12

Background, page 12

2.
You disclose on page 13 that there are the restrictions on repayment of the Notes issued on November 11, 2011 prior to their final maturity date of February 1, 2015. Please disclose these restrictions.

In response to the Staff’s comment, the Company has added disclosure to page 13 of Amendment No. 4 to describe the restrictions on repayment of the Notes prior to their final maturity date.

3.	We note your response to comment 3 from our letter dated May 31, 2012 and your revised disclosure on page 16. Please also disclose the more specific information provided in your response.

In response to the Staff’s comment, the Company has added disclosure to page 16 of Amendment No. 4 to include the information addressed in comment 3 of the Staff’s letter dated May 31, 2012.

Additionally, per your request, the Company hereby acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (212) 373-3026.

Sincerely,

/s/ James M. Dubin
James M. Dubin

Enclosures

cc:	J. Scott Enright Executive Vice President, General Counsel and Secretary Emmis Communications Corporation